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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sonia Bednarowski
Dietrich King
Bonnie Baynes
Lisa Vanjoske

Re:	Revolution Medicines, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2020
File No. 333-235968

Ladies and Gentlemen:

On behalf of our client, Revolution Medicines, Inc. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed Amendment No. 1 to Registration Statement on Form S-1 on February 3, 2020 (the “Amendment No. 1”) with the U.S. Securities and Exchange Commission (the “Commission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on February 4, 2020 from the Staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, including five copies which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

February 11, 2020

Amendment No. 1 to Form S-1 filed February 3, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note your amended Form S-1 has been updated to reflect a 1-for-4.8861 reverse stock split of your common stock and redeemable convertible preferred stock to be consummated prior to the effectiveness of your planned initial public offering, which was approved by your Board of Directors on January 30, 2020. Please address the following:

●	Please ensure that your auditors provide reports that are fully compliant with Rule 2.02 of Regulation S-X, including the date of the accountants report.

●	Please ensure that your auditors provide consents that are fully compliant with Item 601 of Regulation S-K, including the date of their consent.

Response: In response to the Staff’s comment, the Company has revised page F-2 of the Registration Statement and included updated consents from its auditors as exhibits to the Registration Statement.

* * *

February 11, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by email to Mark.Roeder@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder
of LATHAM & WATKINS LLP

cc:	Mark A. Goldsmith, M.D., Ph.D., Revolution Medicines, Inc.
Margaret Horn, Revolution Medicines, Inc.
John C. Williams, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP